SEC File number
001-36323
CUSIP NUMBER
004449-104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________________________

PART 1 - REGISTRANT INFORMATION

Achaogen, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1 Tower Place, Suite 400
Address of Principal Executive Office (Street and Number)

South San Francisco, 94080
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Achaogen, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) by the prescribed March 18, 2019 due date without unreasonable effort and expense due to the Company focusing resources on the strategic review process to maximize shareholder value and other resource constraints. The Company requires additional time to complete certain reviews and analyses necessary for the assessment of the Company’s internal control over financial reporting and to complete its financial reporting processes.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gary Loeb	(650)	800-3636
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		☐ Yes	☒ No

The Company filed a Current Report on Form 8-K on January 4, 2019 with respect to a disclosure under Item 1.01 of Form 8-K relating to the Company’s License Confirmation Agreement and a Redemption Agreement with the Bill & Melinda Gates Foundation. This report was filed one day late due to technical issues relating to the filing.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does expect our results of operations for the quarter and fiscal year ended December 31, 2018 to change significantly from the corresponding periods in 2017. These significant changes, such as the inclusion of net product revenues and restructuring charges, are highlighted in detail in the Company's previous filings of its Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the SEC on November 8, 2018.

The Company also filed a Current Report on Form 8-K on February 14, 2019 with respect to disclosures under Items 2.02 and 9.01 of Form 8-K relating to the Company’s expected range of net product revenues for the three months ended December 31, 2018 and its cash and cash equivalents as of December 31, 2018.

Achaogen, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 13, 2019	By: /s/ Gary Loeb
Title: General Counsel

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2